UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GAIN CAPITAL HOLDINGS, INC.

(Name of issuer)

Common Stock, par value $0.00001

(Title of class of securities)

36268W100

(CUSIP number)

Catherine O’Leary

IPGL Limited

3rd Floor, 39 Sloane Street, London, SW1X 9LP

+44 207 448-0388

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 36268W100

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on February 15, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Person with the SEC on March 2, 2020 (together with the Original Schedule 13D, the “Schedule 13D”) is hereby amended by this Amendment No. 2 to Schedule 13D (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

(1)	Names of reporting persons IPGL Limited

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) OO (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization England and Wales

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares

	(8)	Shared voting power 0 shares

	(9)	Sole dispositive power 0 shares

	(10)	Shared dispositive power 0 shares

(11)	Aggregate amount beneficially owned by each reporting person 0 shares

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0%

(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 36268W100

(1)	Names of reporting persons IPGL No. 1 Limited (f/k/a Fox & Trot Limited)

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) OO (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization England and Wales

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares

	(8)	Shared voting power 0 shares

	(9)	Sole dispositive power 0 shares

	(10)	Shared dispositive power 0 shares

(11)	Aggregate amount beneficially owned by each reporting person 0 shares

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0%

(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 36268W100

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 31, 2020, pursuant to the Agreement and Plan of Merger dated February 26, 2020, among GAIN Capital Holdings, Inc., a Delaware corporation (the “Company”), INTL FCStone Inc. (now known as StoneX Group Inc.), a Delaware corporation (“Parent”) and its wholly owned subsidiary, Golf Merger Sub I Inc., a Delaware corporation (“Merger Sub”), Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation of the merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of common stock of the Company (“Company Stock”) outstanding immediately prior to the Effective Time was converted into the right to receive $6.00 in cash without interest (“Merger Consideration”), other than those shares as to which appraisal rights have been properly exercised under the Delaware General Corporation Law. All such shares of Company Stock were automatically cancelled and retired and ceased to exist.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) As a result of the consummation of the Merger, the Reporting Persons no longer hold any securities of the Company.

(c) Except as set forth in this Amendment, none of the Reporting Persons has engaged in any transaction during the past 60 days involving Company Stock.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Company Stock on July 31, 2020.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit I:	Joint Filing Agreement dated as of August 4, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit I hereto.

Date: August 4, 2020.

IPGL LIMITED

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

IPGL NO. 1 LIMITED

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d—1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Company Stock (as defined in the attached Schedule 13D), and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 4th day of August 2020.

IPGL LIMITED

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

IPGL No. 1 Limited

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

[Joint Filing Agreement]